Filed by Voyager Learning Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Act of 1934, as amended
Subject Company:  Voyager Learning Company
Commission File No.:  333-161075
On August 25, 2009, Voyager Learning Company (“Voyager”) and Cambium Learning. Inc. (“Cambium”) issued a newsletter to the employees of Voyager and Cambium. A copy of the employee newsletter is set forth below.
Additional Information and Where to Find It
On August 6, 2009, Cambium-Voyager Holdings, Inc. filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed business combination of Voyager and Cambium. This material is not a substitute for the final proxy statement/prospectus regarding the proposed business combination. Investors and stockholders are urged to read carefully the preliminary proxy statement/prospectus and the final proxy statement/prospectus when available because they contain and will contain important information about Cambium-Voyager Holdings, Inc., Cambium, Voyager, the business combination and related matters. Voyager will mail the final proxy statement/prospectus to each of its stockholders. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain documents filed by Voyager with the SEC regarding this transaction, free of charge, from Voyager’s website (www.voyagercompany.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”
Cambium-Voyager Holdings, Inc., Voyager, Cambium and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager’s stockholders is included in the preliminary proxy statement/prospectus described above and will be included in the final proxy statement/prospectus when available.

Cambium-Voyager Business Combination Update is a monthly e-newsletter created to better communicate with employees about the impending merger. Topics are subject to change, but in every e-newsletter employees can view a calendar of events, read about merger progress and legal updates, meet their new colleagues, and catch up on everyday news.

In This Month’s Issue:

Legal Updates Meet Fellow Employees News Updates Business Unit Map Would you like to print a copy of this newsletter? Download PDF	Initial Task Force Meetings Begin August 6, 2009 Form S–4 Filed August 20, 2009 Investor Call view all calendars
Additional Information and Where to Find It
On August 6, 2009, Cambium-Voyager Holdings, Inc. filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement/prospectus regarding the proposed business combination of Voyager and Cambium. This material is not a substitute for the final proxy statement/prospectus regarding the proposed business combination. Investors and stockholders are urged to read carefully the preliminary proxy statement/prospectus and the final proxy statement/prospectus when available because they contain and will contain important information about Cambium-Voyager Holdings, Inc., Cambium, Voyager, the business combination and related matters. Voyager will mail the final proxy statement/prospectus to each of its stockholders.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain documents filed by Voyager with the SEC regarding this transaction, free of charge, from Voyager’s website (www.voyagercompany.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”
Cambium-Voyager Holdings, Inc., Voyager, Cambium, and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager’s stockholders is included in the preliminary proxy statement/prospectus described above and will be included in the final proxy statement/prospectus when available.
Since the merger agreement was signed on June 20, 2009, two significant events have occurred: (1) we obtained clearance under the Hart-Scott-Rodino Antitrust Improvements Act, and (2) Cambium-Voyager Holdings, Inc., the new parent holding company, filed a registration statement on Form S-4 with the SEC to register the securities to be issued by the parent company.
Click on the links below to learn more.
•	Hart-Scott-Rodino Act

•	Form S-4 Registration Statement
George A. Logue
George A. Logue currently serves as Executive Vice President of Cambium Learning and will continue in this role after the proposed merger is complete. A co-founder of Cambium, George has served as Executive Vice President since June 2003, and has 34 years of education industry experience.
Before joining Cambium, George spent 18 years in various leadership roles with Houghton Mifflin Company. At Houghton Mifflin, George served as Executive Vice President and Director of the School Division from 1996 to 2003. Prior to serving as Executive Vice President of Houghton Mifflin, George was Vice President for Sales and Marketing from 1994 to 1996.

Learn more about George...
Warren Anderson
Warren Anderson currently serves as the Vice President of eTraining Solutions at Voyager Expanded Learning. Warren joined Voyager in 2002, as the Vice President of Implementation for Online Professional Development.
In this role, he was responsible for a wide range of corporate and project-related functions including online platform development, end-user training, technical marketing support, project planning, and client-vendor relations.
Learn more about Warren...
Leaders of the Companies Join to Meet with Employees at Longmont and Dallas Offices
Shortly after the proposed merger agreement was announced between Voyager and Cambium, Ron Klausner, President of Voyager Expanded Learning, and Dave Cappellucci, CEO of Cambium Learning, decided it was time to introduce themselves to employees of each company.
On July 1, 2009, Ron traveled to meet with Dave and the employees at Cambium’s Longmont, Colorado office, and on August 4, 2009, Dave met with Ron and the Voyager employees in Dallas. Employees unable to attend each meeting in person dialed in for the introductions. The purpose of the meetings, according to Ron, was to “show the face of company leadership, let them get to know who Dave and I are, talk about our core beliefs, who the companies are and what we will share.”
View complete story...
Merger Task Force Update
A key component to the success of this merger will be effective integration of people, processes, and systems. In advance of closing, we have begun some planning activities and discussions so that we can hit the ground running when the deal is finalized.

More than a dozen task force teams have been assembled to look at both Cambium and Voyager for the purpose of post-closing integration planning. We are addressing key areas of the business to ensure a smooth and successful transition. Several of these teams have already met, shared information as appropriate, and begun discussing how a combined organization will operate.
During the next few months, these teams will develop various proposals, ideas and options so that, upon closing, the combined company will be ready to begin implementation immediately.
View complete plan...
Business Unit Map
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Do you have questions?
If you have a question or topic you would like to see covered in the e-newsletter, please submit your ideas to Shannan Overbeck at soverbeck@voyagerlearning.com for consideration.
Voyager Expanded Learning, Inc. 1800 Valley View Suite #400 Dallas, TX 75234 Remove soverbeck@voyagerlearning.com from this mailing list.

Hart-Scott-Rodino Act
One of the conditions to closing the merger was obtaining clearance from the federal premerger notification program, which is governed pursuant to the Hart-Scott-Rodino (HSR) Act.
The HSR Act established the federal premerger notification program, which requires companies to provide the Federal Trade Commission (FTC) and the Department of Justice with information about large mergers and acquisitions before they occur.  Premerger notification involves completing HSR forms with information about each company’s business and waiting for the 30-day waiting period to pass, or for the government to grant early termination of the waiting period.
Voyager and Cambium filed their HSR forms on July 9, 2009, and requested early termination.  On July 20, the FTC announced that the waiting period was terminated, effective immediately, thus completing the HSR review of the merger.
Even though the companies were granted early termination, they must continue to operate as independent businesses and compete aggressively until the transaction is closed.

Form S-4 Registration Statement
As part of the business combination between Cambium and Voyager, we agreed that the combined entity would be a public company.
To accomplish this, Cambium-Voyager Holdings, Inc., the new parent company, was required to file a document with the SEC to register the shares of the new parent company. This is done pursuant to a filing known as a registration statement on Form S-4. Form S-4 includes a proxy statement of Voyager that constitutes a prospectus of the new parent company.
The new parent company filed a registration statement on Form S-4 on August 6, 2009. Form S-4 is a document that, among other things, explains the business combination and reasons for the mergers and provides the background of the negotiations, financial information of each of Voyager and Cambium, pro forma financial information of the combined company, and other information. The SEC reviews this filing and generally provides comments to help clarify the existing disclosure or request the inclusion of additional information. The registration statement on Form S-4 will not be declared effective by the SEC until the SEC completes its review process.
The timing of this review will vary. When the SEC is going to provide comments to the Form S-4, as in the case of the Form S-4 filed by the new parent company, it generally does so within approximately 30 days. Upon receipt of any comments from the SEC, the companies will revise the Form S-4 and submit an amended filing that incorporates the changes.
The SEC may issue multiple rounds of comments. Once the SEC is satisfied with the disclosure, the Form S-4 will be declared effective by the SEC and the proxy statement portion of Form S-4 will be sent to Voyager stockholders who will be asked to vote on whether or not they approve the merger agreement. Approximately 30 days after the proxy statement is mailed, Voyager will hold a stockholders’ meeting to vote on the proposed merger agreement.
If the merger agreement is approved at the stockholders’ meeting, the mergers will close promptly following the meeting, and Cambium and Voyager will commence operations as a combined company.

George A. Logue
George A. Logue currently serves as Executive Vice President of Cambium Learning and will continue in this role after the proposed merger is complete. A co-founder of Cambium, George has served as Executive Vice President since June 2003, and has 34 years of education industry experience. Before joining Cambium, George spent 18 years in various leadership roles with Houghton Mifflin Company. At Houghton Mifflin, George served as Executive Vice President and Director of the School Division from 1996 to 2003. Prior to serving as Executive Vice President of Houghton Mifflin, George was Vice President for Sales and Marketing from 1994 to 1996.
Before becoming Vice President for Sales and Marketing at Houghton Mifflin, George advanced through a series of management roles. He joined the company in 1985 as a Marketing Manager, Elementary Mathematics, in the School Division. He was named Regional Manager of the division’s Palo Alto, California office in 1987, and in 1989, he became the School Division Vice President and Director of the Elementary School Division. He was elected Corporate Vice President in 1990 and became Vice President, School Marketing and Promotion, in 1991. In 1993, he was named National Sales Manager and assumed the position of Vice President, Sales and Marketing, in 1994.
Prior to joining Houghton Mifflin, George was Western Regional Sales Manager for Reader’s Digest and a Product Manager, Mathematics, at Scott Foresman & Company. He also taught science at a public middle school in Dedham, Massachusetts. George received a Bachelor of Science from Boston University and received his Master of Education from Bridgewater State College.

Warren Anderson
Warren Anderson currently serves as the Vice President of eTraining Solutions at Voyager Expanded Learning. Warren joined Voyager in 2002, as the Vice President of Implementation for Online Professional Development. In this role, he was responsible for a wide range of corporate and project-related functions including online platform development, end-user training, technical marketing support, project planning, and client-vendor relations. He was also involved in various aspects of contract services, such as RFP response, program documentation, and project delivery for multiple state-level programs. Prior to joining Voyager, he spent ten years as a partner in a program management firm focusing on K-12 educational technology projects.
As Vice President of eTraining Solutions, Warren defines and communicates yearly product strategies based on market research, competitive analysis, technology roadmaps, and customer interaction; delivers a quality end-to-end “user experience” including both product and supporting business processes; assists in determining base pricing for assigned products; and conceives new product concepts with executive management, business development, and customer technology.
Recently, Warren has taken on a new role, managing the proposed merger integration process between Cambium and Voyager. In connection with the proposed transaction, Warren will be the lead on bringing teams from both companies together. He will organize and coordinate the task force teams, attend meetings, document progress and individual accountability, assist with issue resolution, and communicate regularly across the organization.

Leaders of the Companies Join to Meet with Employees at Longmont and Dallas Offices
Shortly after the proposed merger agreement was announced between Voyager and Cambium, Ron Klausner, President of Voyager Expanded Learning, and Dave Cappellucci, CEO of Cambium Learning, decided it was time to introduce themselves to employees of each company.
On July 1, 2009, Ron traveled to meet with Dave and the employees at Cambium’s Longmont, Colorado office, and on August 4, 2009, Dave met with Ron and the Voyager employees in Dallas. Employees unable to attend each meeting in person dialed in for the introductions.
The purpose of the meetings, according to Ron, was to “show the face of company leadership, let them get to know who Dave and I are, talk about our core beliefs, who the companies are and what we will share.” During his visit in Longmont, Ron shared the Voyager philosophy and the fact that Voyager is a mission-driven company. He also noted that throughout the integration process, management will be very transparent and provide as much information to employees as possible as it becomes available. (Due to the fact that Voyager is a publicly traded company, however, disclosure issues sometimes affect the amount of information disseminated to employees.)
Dave addressed employees in Dallas and mentioned the fact that Cambium has been interested in bringing these two companies together even before ProQuest acquired Voyager in 2005. When a Voyager employee later asked about Cambium’s interest now compared to then, Dave responded, “The company has only gotten better. Better by adding technology, better by adding Vmath®, and better by adding a new edition of Voyager Passport™.”
Both company leaders fielded multiple questions from their respective audiences. When asked about the cultures of both companies, Dave answered honestly, saying there had not been a study done but, “If you get down to the DNA of the people, the vast majority in both organizations will ask, are we doing what we say? Do we have integrity? If both companies continue to follow [those ideas], it will fit well,” he said.

Merger Task Force Update
A key component to the success of this merger will be effective integration of people, processes, and systems. In advance of closing, we have begun some planning activities and discussions so that we can hit the ground running when the deal is finalized.
More than a dozen task force teams have been assembled to look at both Cambium and Voyager for the purpose of post-closing integration planning. We are addressing key areas of the business to ensure a smooth and successful transition. Several of these teams have already met, shared information as appropriate, and begun discussing how a combined organization will operate.
During the next few months, these teams will develop various proposals, ideas and options so that, upon closing, the combined company will be ready to begin implementation immediately. The following task forces have been identified:
•	Sales Force Integration

•	Service Model

•	Product Portfolio

•	Marketing

•	Human Resources

•	Accounting

•	Order Entry & Customer Data

•	Cost of Goods Sold & Materials

•	Information Technology Systems

•	Enterprise Resource Planning / Customer Relationship Management

•	Operations

•	Product Technology

•	Assessment
Some of these task forces have met for an initial meeting. Additional task force meetings will be scheduled on an ongoing basis as teams refine their initial scope of work.

June 22, 2009 Voyager and Cambium Sign Business Combination Agreement

July 9, 2009 HSR Forms Filed July 20, 2009 HSR Forms Approved

Initial Task Force Meetings Begin August 6, 2009 Form S–4 Filed August 20, 2009 Investor Call

Task Force Meetings Continue

Task Force Meetings Continue

Transaction closes